EXHIBIT 99.3

Press Release

Total proposes a final 2019 dividend of 0.68 €/share, an

increase of 6%, and an annual dividend of 2.68 €/share for

fiscal year 2019

Paris, February 6, 2020 – The Board of Directors met on February 5, 2020, and decided to propose to the Shareholders’ Meeting, which will be held on May 29, 2020, the distribution of a final dividend of 0.68 €/share for fiscal year 2019, an increase of 6% compared to the final 2018 dividend. This decision reflects the implementation of the policy announced on September 24, 2019, to accelerate dividend growth in the coming years, with a guidance of increasing the dividend by 5 to 6% per year.

Given the first and second 2019 interim dividends of 0.66 €/share and the third 2019 interim dividend of 0.68 €/share decided by the Board of Directors, the annual dividend for the fiscal year 2019 will amount to 2.68 €/share, compared to 2.56 €/share for the fiscal year 2018, an increase of nearly 5%.

Hence, subject to approval at the Shareholders’ Meeting, shareholders and American Depositary Shares (ADS) holders will receive the final 2019 dividend in cash according to the following timetable:

	Shareholders	ADS holders
Ex-dividend date	June 29, 2020	June 25, 2020

Payment date	July 1st, 2020	July 20, 2020

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and “Group” are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.